INVESTOR PRESENTATION

Garg Group

Better’s Future Requires Experienced, Accountable Leadership

Investor Presentation

September 2026

Restore accountable governance. Preserve operating momentum. Put the right people in the right roles.

DISCUSSION MATERIALS

THE CHOICE BEFORE STOCKHOLDERS

The choice is not “old Better” versus “new Better”

Succession Planning
A 12-year mortgage / fintech operator was replaced by an interim CEO without relevant operating experience.

Trajectory
Better was showing measurable operating improvement immediately before August 3.

Credibility
The Board’s current portrayal of Garg conflicts with its own very recent actions.

Plan
A defined post-consent solicitation model: permanent CEO search, Board refresh and focused innovation role for Garg.

This is not a proposal simply to restore the pre-August 3 structure.

WHAT STOCKHOLDERS ARE ACTUALLY VOTING ON

Two resolutions — and a deliberately limited legal effect

1 | Bylaw Restoration Proposal

Preserve the pre-solicitation bylaws against intervening Board amendments. Better has acknowledged there are currently no intervening amendments.

2 | Removal Proposal

Remove Daniel Lewis, Harit Talwar, Arnaud Massenet, Bhaskar Menon and Prabhu Narasimhan.

THE VOTE DOES NOT

- ✕ **appoint Vishal CEO**
- ✕ **create unilateral Board control**

If effective, the Board would initially consist of Garg, Farello and Frater unless an independent director separately chooses to resign.

POST-CONSENT GOVERNANCE & LEADERSHIP

Removal is the legal action. A defined governance plan follows.

The Garg Group is seeking to remove directors via the consent solicitation; it does not appoint a CEO or replacement directors. These are the actions Garg will advocate after the consents are effective.

DAY 1 | CEO SEARCH

Engage Daversa Partners immediately.

CEO profile: fintech + credit + AI.

Goal: permanent CEO in place within 90 days.

BOARD REFRESH

Add diverse, highly qualified directors with demonstrated scale-up operating experience.

Strong independent majority.

2× Board-compensation stock ownership; equity-only Board pay.

CLEAR ACCOUNTABILITY

Independent committee leadership.

Defined CEO / Board / Garg responsibilities.

Mortgage / consumer finance + fintech / AI + public-company governance expertise — with Board diversity as an explicit consideration.

Day 1	Immediate	≤ 90 days
Search begins	UK bank / buyback priorities move forward	Permanent CEO target

PROFESSIONAL CEO + INDEPENDENT OVERSIGHT + FOCUSED INNOVATION ROLE

INITIAL BOARD SLATE TO INCLUDE HIGHLY QUALIFIED INDEPENDENT DIRECTORS

If successful, the remaining directors would move quickly to refresh the Board with highly qualified directors

HOW THE COMPANY HAS TIED OUR HANDS

"

Public criticism

“Mr. Garg has not identified the directors he intends to appoint … meaning stockholders are being asked to consent without knowing who would replace them.”

Better / Lewis press release (Aug. 28, 2026)

15%

Rights plan / chilling effect

- The company’s recently adopted poison pill trigger applies to any “person or group” crossing 15% of any common class or 15% of voting power.
- Company also accused Mr. Garg of “coordinating with a group of shareholders.”

Better rights plan press release (Aug. 20, 2026)

WHAT WE HAVE DONE — AND WHAT HAPPENS NEXT

✓ **Preliminary outreach completed**

Preliminary discussions have occurred with potential director candidates.

2 **High-confidence immediate appointments**

If successful, the remaining Board expects to move quickly to appoint 3 or more highly qualified and independent directors.

3 **Day 1 commitment**

The remaining Board is committed to retaining a leading board-search firm to identify additional highly qualified independent directors.

BOTTOM LINE

The Company cannot both chill formal coordination and criticize the absence of formally announced replacement directors.

LEADERSHIP FIT MATTERS

We believe Better installed an interim CEO without the operating experience Better's model demands

BETTER OPERATES ACROSS

- Mortgage lending
- Consumer finance
- Fintech
- AI / technology
- Capital markets & regulation

LEWIS BACKGROUND DESCRIBED BY BETTER

Experience:

Activist investing / hedge funds
Citi special situations
Fundraising software

No identified mortgage, consumer-finance, fintech or AI operating track record, because he has none.

The issue is whether Daniel Lewis is qualified to operate Better. He is not.

The Board had no qualified permanent successor ready when it removed the 12-year CEO and founder.

RECENT CONDUCT VS. CURRENT NARRATIVE

The Board’s 2026 actions tell a very different story about Vishal

- **Mar.** — “Critical” to operations / strategy
- **Apr.** — Board recommends FOR reelection
- **May 21** — Performance award under consideration
- **Jun. 10** — 99.53% stockholder support; ISS & GL FOR as director
- **Aug. 3** — Abrupt CEO removal
- **Aug. 6** — >$15M continuing role offered

If the historical record made Garg fundamentally unfit to play a meaningful leadership role, how does that square with this chronology?

The Board is rewriting history to try to substantiate their new, self-serving narrative.

WHAT HAPPENED IN REAL TIME

We believe the August 3 CEO transition was abrupt, unplanned, and unnecessarily disruptive

~1:00 PM	→	Within minutes	→	Before public announcement	→	Same afternoon
No advance notice Garg was told in the middle of the trading day that he was terminated.		Systems cut off Email, laptop and Company-system access were deactivated.		External confusion Employees, customers, partners and vendors received “no longer with the company” auto-responses.		No orderly handoff Employees noticed Garg disappeared from Teams; there was no CEO-to-CEO transition.

The question is not whether a Board can change CEOs. It is whether it exercised sound judgment and adequate succession planning.

MARKET & STAKEHOLDER REACTION

The consequences of that disorderly transition were immediate

AUG 3 CLOSE

$27.30

AUG 4 CLOSE

$15.95



−41.6%

one-day repricing immediately after the announcement.

At its peak, the stock lost nearly 60% of its value since August 3.



−41.6%
AUG 3 → AUG 4 | $27.30→$15.95
−57.2%
AUG 3 → AUG 21 | $27.30→$11.68
BANG REMOVED AS CEO
$32
$24
$16
$8
$0
$27.30
$15.95
$11.68
AUG 3
AUG 4
AUG 21

The initial market reaction preceded the Garg Group's consent solicitation.

Stakeholders reached out

Large stockholders and key partners raised concerns about the leadership change and Lewis's qualifications.

LEADERSHIP ATTRITION

Two executives departed two days apart during Lewis's first month as interim CEO

SEPT 2



CHAD M. SMITH
President, Better Mortgage Corporation

Employment ended by mutual agreement, effective September 2, 2026.

SEPT 4



BARRY FEIERSTEIN
Chief Operating Officer

Mutual Separation Agreement effective September 4, 2026.

ADDITIONAL SENIOR-LEADERSHIP DISRUPTION

AUG 9 **NICHOLAS CALAMARI**
Executive VP, Co-General Counsel and Co-Founder

Placed on administrative leave on August 9, 2026.



CONTEXT FOR BETTER’S AGGREGATE LOSS STATISTICS

A single “track record” number compresses fundamentally different periods

- **2021** — **Peak private valuation** — $7.7B post-money
- **2022–23** — **Mortgage / refi downturn** — Industry-wide dislocation
- **2024–26** — **Restructuring + AI transformation** — D2C → platform
- **Aug. 3, 2026** — **Public market cap** — Different business / market context

Better’s “>$7B destroyed” framing compares a peak private-company valuation to a later public market capitalization — not simply public-stockholder losses during one operating regime.

The more relevant governance question: what was the business trajectory immediately before August 3?

PUBLIC MARKET CONTEXT

Mortgage-sector pressure provides important context for Better's stock-price performance



Weekly closing prices indexed to 100 on Jan. 2, 2024 (through Aug. 3, 2026)
Indexed price
250
200
150
100
50
0
Jan 24
Jul 24
Jan 25
Jul 25
Jan 26
Jul 26
BETR
RKT
UWMC
LDI

10-Year Treasury Yield (TNX)



5
4.8
4.6
4.4
4.2
4
3.8
~4.85%
~4.0%
Oct 25
Dec 25
Feb 26
Apr 26
Jun 26
Aug 26
Sep 9

A materially higher 10-year yield created a tougher backdrop for mortgage and housing stocks.

Two of three public mortgage peers declined more than Better over this period — against a backdrop of rising long-term rates

BETR -31%   RKT -4%   UWMC -73%   LDI -68%

BETR prices are split-adjusted

OPERATING TRAJECTORY

By August 2026, the turnaround was producing measurable results

FUNDED LOAN VOLUME

2.5×



Q1’24 → Q2’26
$661M
$1,667M

OPERATING EXPENSE / FUNDED VOLUME

10.7% → 4.5%



more than halved
Q1’24
Q2’26

CONTRIBUTION MARGIN

6.9% → 28.0%



5 quarters
Q1’25
Q1’26

+14% loan units

+15% revenue

+26% Adj. EBITDA

Q2 2026 quarter-over-quarter, despite a worsening mortgage backdrop

STRATEGY CONTINUITY

Better's August 31 strategy presentation largely validates the direction already underway

BEFORE AUGUST 3		BETTER — AUG. 31, 2026
Tinman / AI platform	→	Build around Tinman
Partner-led distribution	→	Drive partner-led distribution
HELOC / higher-margin channels	→	Lead with HELOC
Cost transformation / scale	→	Drive down costs; standardize

The refinements may be sensible. The strategic direction is not a clean break from the pre-August plan.

Stripe | Credit Karma | Coinbase | OpenAI | NEO

The incidents Better highlights are years old — and were fully known to this Board

2020–2021 | Historical episodes

The highly publicized employee-conduct and Zoom-layoff episodes were regrettable.

Vishal addressed them publicly, reflected on them and worked to change.

KNOWN TO THE BOARD

The Board knew those events for years — yet in 2026 it described Garg as critical to the Company, recommended Garg's reelection, considered a significant performance award and offered Garg a continuing role after removal.

2026 | Forward-looking question

What succession plan best serves Better now?

Professional permanent CEO
Clearer executive roles
Independent Board oversight
Focused innovation role for Garg

FIRSTHAND VOICES MATTER

Current, named stakeholders provide a different perspective from historical anecdotes and anonymous reviews

CURRENT

People with direct knowledge of Better's technology, operations and strategy today — not only historical commentary — have concerns with the current Board and leadership.

NAMED

Stockholder declarants have put their names behind concerns regarding the current direction and Board.

Employees have come forward to express their serious concerns.

FIRSTHAND

Employees with particularly relevant on Tinman, AI, technology and current operations — areas central to Better's future strategy.

PROCESS MATTERS AS MUCH AS RÉSUMÉ

How Lewis came to lead Better raises a separate Board-judgment question

2025 | Outreach

Lewis begins contacting Vishal as an engaged stockholder and praises Better / Vishal’s leadership.


3/19/26 6:24:33 PM EDT (Read 3/19/26 6:33:41 PM EDT)

Daniel Lewis [redacted]

You have earned my respect over this last year— I will be there for you.

3/19/26 7:28:38 PM EDT (Read 3/19/26 7:28:39 PM EDT)

Daniel Lewis [redacted]

And the new strategy — doing fucking GREAT

4/9/26 4:11:28 PM EDT (Read 4/9/26 4:12:08 PM EDT)

Daniel Lewis [redacted]

Your industry expertise, strategy and vision + confidence in performance -----

5/29/26 9:13:38 PM EDT (Read 5/29/26 9:19:33 PM EDT)

Daniel Lewis [redacted]

CEO you have my respect — you’re a great guy. Lots we can learn and do together.

• You reacted with 👍 on 5/29/26, 9:19 PM

→

May 2026 | MOU

Lewis proposes sweeping governance changes, Board seats, director changes and aggressive cost actions.

→

Jul. 27 | Board seat

Still believing he can be a useful adviser, Vishal supports Lewis joining the Board.

→

Aug. 3 | Interim CEO

Seven days later, the Board removes Vishal and installs Lewis as interim CEO.

Supporting Lewis as a Board adviser did not mean Vishal believed he was qualified to run Better.

WHY THESE FIVE DIRECTORS

The removal case is about judgment and accountability — not impressive résumés

Primary basis for removal

Abrupt CEO removal • no orderly handoff • unqualified interim successor • defensive governance response

Harit Talwar	Arnaud Massenet	Bhaskar Menon	Prabhu Narasimhan	Daniel Lewis
GL AGAINST 2026	GL AGAINST 2026	GL FOR 2026	GL FOR 2026	Not on prior annual ballot

At Better's June 2026 annual meeting of stockholders, Glass Lewis recommended AGAINST Talwar and Massenet while recommending FOR Garg as a director.

Prior recommendations are context — not the basis for this solicitation, and not a suggestion that the advisor is bound by an earlier annual-meeting vote.

DISCLOSURE & LITIGATION CONTEXT

Stockholders have the information needed to decide the governance question on the merits

1 | CORRECTED

The initial voting-power error was disclosed and corrected. Supplemental filings identified the relevant prior stockholders and explained the administrative error based on information provided by Company’s in-house securities and regulatory counsel.

2 | DISCLOSED

Better’s federal securities-law allegations and the surrounding dispute have been disclosed to stockholders. The allegations remain allegations, and the Company’s application for injunctive relief in that case was denied on August 28, 2026.

3 | DECIDE

The question for stockholders is which governance and succession model better protects value going forward.

June 2026: no poison pill noted by ISS / Glass Lewis → Aug. 20: Board adopts rights plan after consent effort begins

A better succession model for Better's next chapter

Put the right people in the right roles.

PERMANENT CEO

Daversa Partners — Day 1
Fintech + credit + AI
Goal: in place within 90 days

VISHAL

Product / innovation / Tinman
Strategic partnerships
Long-term planning under CEO oversight

BOARD

Strong independent majority
Relevant operating expertise
Clear committee oversight & accountability

Operating priorities: Tinman • partner-led distribution • HELOC • cost transformation • path to profitability

SUPPORT THE BYLAW RESTORATION PROPOSAL

SUPPORT THE REMOVAL PROPOSAL

Disclaimer

The materials contained herein (the “Materials”) represent the opinions of Vishal Garg and the other participants named in its proxy solicitation (collectively, “the Garg Group” or “we”) and are based on publicly available information with respect to Better Home & Finance Holding Company (the “Company”). The Garg Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Garg Group’s conclusions. The Garg Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Garg Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Garg Group herein are based on assumptions that the Garg Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Garg Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of the Garg Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Garg Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Garg Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Garg Group. Although the Garg Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Garg Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Garg Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.